UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2023

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 20, 2023, RELIEF THERAPEUTICS Holding SA (the “Company”) held its Annual General Meeting of Stockholders (“AGM”). The final results of the agenda items submitted to a vote of the shareholders is as follows:

Agenda Item 1: Approval of the annual report, statutory financial statements and consolidated financial statements for the year 2022.

The Company’s shareholders approved the annual report, the statutory financial statements and the consolidated financial statements for the year 2022.

Agenda Item 2: Appropriation of results

The Company’s shareholders approved to carry forward the loss for the year 2022 of CHF 86,211,680, thereby brining the loss carried forward from CHF 187,488,885 to CHF 273,700,565.

Agenda Item 3: No discharge of the board of directors and the executive committee

The Company’s shareholders denied granting discharge to the members of the board of directors and the executive committee for their actions for the year 2022.

Agenda Item 4: No amendment to the capital band

The Company’s shareholders rejected to amend the capital band pursuant to article 3ater of the Articles of Association. Accordingly, the capital band remains in place as-is and allows the board of directors to maintain a certain degree of flexibility in connection with possible future financing and business opportunities.

Agenda Item 5: No increase of the conditional share capital

The Company’s shareholders rejected to increase the additional share capital per article 3bbis para. 1 and para. 2 of the Articles of Association. Accordingly, the existing conditional share capital for both compensation and financing purposes remains as-is.

Agenda Item 6: Approval of most of the proposed amendments to the Articles of Association related to the new corporate law

The Company’s shareholders approved nearly all of the proposed amendments to adapt the Articles of Association to reflect, and make use of, the flexibility offered by the new Swiss corporate law, including the introduction of the legal basis for hybrid or virtual general meetings and general meetings abroad. The AGM rejected the proposed compensation-related amendments which will therefore continue to be implemented until the end of the legal implementation period (end of 2024).

Agenda Item 7: Rejection of the compensation of the members of the board of directors and the executive committee

The Company’s shareholders rejected all compensation-related proposals, including (i) the total compensation of the members of the board of directors for the period from the AGM 2023 until the AGM 2024, (ii) the total remuneration of the members of the members of the executive committee for the financial year 2024, and (iii) the 2022 compensation report.

Agenda Item 8: Elections

Agenda Item 8.1: Re-election of existing members of the board of directors

The Company’s shareholders re-elected Dr. Raghuram Selvaraju, Dr. Thomas Plitz, Dr. Patrice Jean and Dr. Michelle Lock to the board of directors. During the AGM, it was decided that Mr. Paolo Galfetti would not be re-elected for another term on the board of directors. Mr. Galfetti will continue to serve the Company in his current capacity as chief operating officer.

Agenda Item 8.2: Chairman of the board of directors

The Company’s shareholders approved the re-election of the chairman of the board of directors, Dr. Raghuram Selvaraju.

Agenda Item 8.3: Nomination and compensation committee

The Company’s shareholders approved the re-election of the members of the nomination and compensation committee, Dr. Raghuram Selvaraju and Dr. Thomas Plitz.

Agenda Item 8.4: Independent voting rights representative

The Company’s shareholders approved the re-election of the independent proxy holder of the Company, Mr. Thomas Hua.

Agenda Item 8.5: Auditors

The Company’s shareholders approved the re-election of the statutory auditor, MAZARS SA.

On June 20, 2023, the Company issued a press release entitled “RELIEF THERAPEUTICS Holding SA Announces Results of Annual General Meeting of Shareholders”, which press release is attached to this Form 6-K as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated June 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jack Weinstein

Jack Weinstein

Chief Executive Officer

Dated: June 20, 2023